December 27, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Alan Morris (Mail Stop 0306)


Re:  Mediscience Technology Corp. (the "Company") Request to Withdraw
     ----------------------------------------------------------------
     Registration Statement on Form SB-2 (Registration No. 333-121498)
     -----------------------------------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the Company, a New Jersey corporation, hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2 (Registration No. 333-121498) filed with the Commission on December 21, 2004 (including the exhibits thereto, the "Registration Statement").

The Registration Statement was filed on EDGAR under the wrong code and was assigned a new registration number by the EDGAR filing system. In fact, it was intended to have been filed as a pre-effective amendment on Form SB-2 to the Registration Statement on Form S-3 (Registration No. 333-117820) filed with the Commission on July 30, 2004. The Registration Statement was refiled under the proper EDGAR filing code, SB-2/A, on December 23, 2004, but there was not enough time to file this application for withdrawal on that date.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Commission notifies the Company that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact Peter B. Hirshfield, Esq., the Company's counsel, at (646) 827-9362. Thank you for your attention to this matter.

Very truly yours,

Mediscience Technology Corp.

By: /s/ Peter Katevatis
-------------------------------------------------
Peter Katevatis
Chairman of the Board and Chief Executive Officer